SECUR 04018071 IMISSION

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A/4 3/30/2004

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

CM 3/25

SEC FILE NUMBER
8-22326

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GILBERT DONIGER & CO. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

RECEIVED MAR 01 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Doniger (212) 888-5151
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yohalem Gillman & Company LLP
(Name – *if individual, state last, first, middle name*)

477 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 30 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A/4 3/30/2004

OATH OR AFFIRMATION

I, Bruce Doniger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gilbert Doniger & Co, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

E. RICHARD BAUM
Notary Public, State of New York
No. 4953633
Qualified in New York County
Commission Expires July 24, 2005

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GILBERT DONIGER & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

GILBERT DONIGER & CO., INC.

TABLE OF CONTENTS

YOHALEM GILLMAN & COMPANY LLP

Independent Auditor's Report

Officers and Directors
Gilbert Doniger & Co., Inc.

We have audited the accompanying statement of financial condition of Gilbert Doniger & Co., Inc. as of December 31, 2003 and the related statements of operations, changes in stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gilbert Doniger & Co., Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yohalem Gillman & Company LLP

New York, New York
February 6, 2004

Certified Public Accountants & Consultants • 477 Madison Avenue, New York, NY 10022-5802
Tel.: 212-371-2100 Fax: 212-759-2946 E-mail: yg&co@yohalem.com Internet: www.yohalem.com
A Member Firm of Midsnell Group International

GILBERT DONIGER & CO., INC.

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2003
ASSETS		
Cash and cash equivalents	$	114,239
Commissions receivable		21,508
Other assets		13,811
Deferred tax asset		19,000
	$	168,558
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses and taxes payable	$	14,845
Stockholders' equity		
Common stock - $10 par value; authorized - 2,000 shares; issued and outstanding - 1,800 shares		18,000
Additional paid-in capital		252,385
Retained earnings (deficit)		(116,672)
Total stockholders' equity		153,713
	$	168,558

See accompanying notes.

GILBERT DONIGER & CO., INC.

STATEMENT OF OPERATIONS

	YEAR ENDED DECEMBER 31, 2003
Revenue	
Commissions and fees	$ 734,812
Interest	25
Total revenue	734,837
Expenses	
Salaries - officers	232,120
- others	141,807
Payroll taxes and fringe benefits (net)	21,230
Total payroll costs	395,157
Clearance fees	125,183
Commissions	5,297
Communications	23,247
Consulting	2,426
Depreciation	2,720
Insurance	52,460
Office	31,238
Professional fees	17,999
Rent	63,578
Regulatory dues and fees	2,808
Telephone	8,405
Recovery - embezzlement loss	(4,966)
Total expenses	725,552
Income before income taxes	9,285
Income tax provision	
State and local	7,674
Net income	$ 1,611

See accompanying notes.

GILBERT DONIGER & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance - January 1, 2003	$ 18,000	$ 252,385	(118,283)	$ 152,102
Net income	-.-	-.-	1,611	1,611
Balance - December 31, 2003	$ 18,000	$ 252,385	$ (116,672)	$ 153,713

See accompanying notes.

GILBERT DONIGER & CO., INC.

STATEMENT OF CASH FLOWS

		YEAR ENDED DECEMBER 31, 2003
Cash flows from operating activities		
Net income	$	1,611
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		2,720
Increase in cash surrender value of officers' life insurance		20,953
Decrease in commissions receivable		(6,033)
Decrease in other assets		(3,697)
Decrease in deferred tax asset		12,240
Increase in accrued expenses and taxes payable		3,761
Net cash provided by operating activities		31,555
Increase in cash and cash equivalents		31,555
Cash and cash equivalents - beginning of year		82,684
Cash and cash equivalents - end of year	$	114,239

See accompanying notes.

GILBERT DONIGER & CO., INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2003

NOT APPLICABLE

See accompanying notes.

1. Organization and Business Activity

Gilbert Doniger & Co., Inc. (the "Company") was incorporated in the State of New York in December 1977 and is engaged in business as an introducing broker/dealer in New York City.

2. Summary of Significant Accounting Policies

Revenue Recognition and Commissions Receivable

Commission income on customers' securities transactions is recorded on a settlement date basis, generally the third business day following the transaction date. The clearing broker settles the total amount of commissions by the 15th day of the following month. The amount due is recorded as commissions receivable.

Clearing Transactions

The Company transmits all transactions through a clearing broker who maintains the customers' accounts.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates in Financial Statements

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2003, the Company's net capital ratio was .12 to 1, and its net capital was $120,901 as compared with required net capital of $25,000.

4. Operating Lease

The Company occupies office space under a lease agreement that expired on February 27, 2003. The Company entered into an extension and modification agreement for the lease that expires in February, 2006. Aggregate future minimum annual rental payments under the lease agreement are as follows:

	Total Rent
2004	$ 66,000
2005	66,000
2006	16,500
	$ 148,500

Rent expense, including escalation charges for the year ended December 31, 2003 amounted to $63,578.

5. Profit Sharing Plan

The Company has a profit sharing plan covering all eligible employees. Contributions to the plan are at the discretion of the Company's Board of Directors. For the year ended December 31, 2003, the Company elected not to contribute to the plan.

6. Income Taxes

The income tax provision for the year ended December 31, 2003 was as follows:

Federal:	
Current	$ -.-
Deferred	8,114
	8,114
State and local:	
Current	5,500
Deferred	(5,940)
	(440)
	$ 7,674

The Company's effective income tax rate is higher that what would be expected if statutory rates were applied to income from continuing operations primarily because of New York City Alternative Tax.

The component of the net deferred tax asset as of December 31, 2003 was as follows:

NOL Carryforward	$ 19,000

6. Income Taxes (continued)

The Company has available at December 31, 2003, approximately $43,000 of unused operating loss carryforwards that may be applied against future taxable income and that expire in various years through 2017.

7. Supplemental Disclosure of Cash Flow Information

Cash paid during the year for income taxes was $1,433.

GILBERT DONIGER & CO., INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE
INDEBTEDNESS UNDER SEC RULE 15c3-1

		DECEMBER 31, 2003
Total stockholders' equity	$	153,713
Deductions and/or charges		
Nonallowable assets		32,812
Net capital before haircuts on securities positions		120,901
Haircuts on securities		-.-
Net capital		120,901
Less: Minimum capital requirements		25,000
Excess net capital	$	95,901

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accrued expenses and taxes payable	$	14,845
Aggregate indebtedness	$	14,845
Ratio of aggregate indebtedness to net capital		0.12:1.0

GILBERT DONIGER & CO., INC.

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT
WITH AUDIT REPORT SCHEDULE III

	DECEMBER 31, 2003
Net capital - per FOCUS Report	$ 114,513
Adjustment to cash at prime broker	6,388
Net capital - per audit report	$ 120,901

GILBERT DONIGER & CO., INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
YEAR ENDED DECEMBER 31, 2003

NOT APPLICABLE

YOHALEM GILLMAN & COMPANY LLP

Independent Auditor's Report on Internal Control

Officers and Directors
Gilbert Doniger & Co., Inc.

In planning and performing our audit of the financial statements of Gilbert Doniger & Co., Inc. for the year ended December 31, 2003 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("the Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Officers and Directors
Gilbert Doniger & Co., Inc..

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives. Also, we believe that the Company was in compliance with the conditions of the exemption at December 31, 2003, and no facts came to our attention that caused us to believe that such conditions had not been complied with during the year then ended.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Yohalem Gillman & Company LLP

New York, New York
February 6, 2004

YOHALEM GILLMAN & COMPANY LLP